10027772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26545 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers International Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11101 Roosevelt Boulevard North
(No. and Street)

| St. Petersburg | FL | 33716 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Graeme H. Smith — 727-823-4000 Ext. 4269
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 19 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name – *if individual, state last, first, middle name*)

| 100 Second Avenue South, #600 | St. Petersburg | FL | 33701 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Graeme H. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers International Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSIE RUEBUSH
Notary Public, State of Florida
My Comm. Expires March 15, 2010
No. DD529411

Graeme H. Smith
Signature

President
Title

Susie Ruebush
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~. and Rule 17A-5(d)(4).
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

# Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Bankers International Securities, Inc.

We have audited the accompanying statements of financial condition of Bankers International Securities, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers International Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**Gregory, Sharer & Stuart, P.A.**

Gregory, Sharer + Stuart, P.A.

St. Petersburg, Florida
February 15, 2010

100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 • FAX 727/822-4573
www.gsscpa.com

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **Assets** | | |
| Cash | **$ 33,483** | $ 21,966 |
| Certificates of deposit | **20,000** | 40,000 |
| Income taxes receivable from affiliates | **4,691** | - |
| Other assets | **5,986** | 6,608 |
| **Total Assets** | **$ 64,160** | $ 68,574 |
| **Liabilities And Stockholder's Equity** | | |
| Liabilities | | |
| Accrued expenses | **$ 11,531** | $ 6,532 |
| Due to affiliates | **12,496** | 7,002 |
| Deferred revenue from affiliate | **4,000** | - |
| Income taxes payable to affiliates | **-** | 10,633 |
| Total Liabilities | **28,027** | 24,167 |
| Stockholder's Equity | | |
| Preferred stock - Class A; 12% cumulative; $10 par value; 1,000,000 shares authorized; no shares issued and outstanding | **-** | - |
| Common stock, $.10 par value, 10,000 shares authorized; 100 shares issued and outstanding | **10** | 10 |
| Additional paid-in capital | **599,990** | 599,990 |
| Accumulated deficit | **(563,867)** | (555,593) |
| Total Stockholder's Equity | **36,133** | 44,407 |
| **Total Liabilities And Stockholder's Equity** | **$ 64,160** | $ 68,574 |

See the accompanying notes to the financial statements.

| | Year Ended December 31, 2009 | 2008 |
|---|---|---|
| Revenue | | |
| Interest | $ 176 | $ 1,357 |
| Service fees | 24,000 | 20,000 |
| | 24,176 | 21,357 |
| Expenses | | |
| Administrative | 37,141 | 28,349 |
| Loss Before Income Tax Benefit | (12,965) | (6,992) |
| Income Tax Benefit | 4,691 | 2,631 |
| **Net Loss** | $ (8,274) | $ (4,361) |

See the accompanying notes to the financial statements.

| | Preferred Stock | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance December 31, 2007 | $ - | $ 10 | $ 599,990 | $ (551,232) | $ 48,768 |
| Net loss for 2008 | - | - | - | (4,361) | (4,361) |
| **Balance December 31, 2008** | - | 10 | 599,990 | (555,593) | 44,407 |
| Net loss for 2009 | - | - | - | (8,274) | (8,274) |
| **Balance December 31, 2009** | $ - | $ 10 | $ 599,990 | $ (563,867) | $ 36,133 |

| | Year Ended December 31, 2009 | 2008 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net loss | **$ (8,274)** | $ (4,361) |
| Adjustments to reconcile net loss to net cash used by operating activities | | |
| (Increase) decrease in operating assets | | |
| Income taxes receivable to affiliates | **(4,691)** | - |
| Other assets | **622** | 4,407 |
| (Decrease) increase in operating liabilities | | |
| Income taxes payable to affiliates | **-** | (2,631) |
| Deferred revenue | **4,000** | - |
| Accrued expenses | **4,999** | 782 |
| Net Cash Used By Operating Activities | **(3,344)** | (1,803) |
| **Cash Flows From Investing Activities** | | |
| Purchase of certificate of deposit | **-** | **(20,000)** |
| Sale of certificate of deposit | **20,000** | - |
| Net Cash Provided (Used) By Investing Activities | **20,000** | **(20,000)** |
| **Cash Flows From Financing Activities** | | |
| Net advances (to) from affiliate | **(5,139)** | 3,000 |
| **Net Increase (Decrease) In Cash** | **11,517** | (18,803) |
| **Cash At Beginning Of Year** | **21,966** | 40,769 |
| **Cash At End Of Year** | **$ 33,483** | $ 21,966 |

**Noncash Financing Activity**

During 2009, the Company settled income taxes payable to affiliates by increasing due to affiliates in the amount of $10,633

See the accompanying notes to the financial statements.

## Note A - Operations And Summary Of Significant Accounting Policies

*Nature Of Business*

Bankers International Securities, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and is a wholly-owned subsidiary of Bankers Financial Corporation (Parent).

The Company does not hold customer funds or safe-keep customer securities, and its operations are limited to the private placement of securities.

The Company's primary source of revenue is service fees collected from two customers; one an unrelated third party and the other an affiliated company.

*Related Party Transactions*

The related party transactions included below are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

The Company earned service fees of $4,000 in 2009 (none in 2008) from an affiliate and received an additional $4,000 from this affiliate in 2009 representing an advance payment of the 2010 service fees. These amounts are recorded as deferred revenue in the accompanying statement of financial condition for 2009.

The Company has management and cost sharing arrangements with its Parent and other related parties whereby costs are allocated based upon the scope of work and responsibilities performed by the Parent and other related parties for the benefit of the Company. In 2009 and 2008, the Company was charged approximately $22,125 and $18,400, respectively, under these agreements.

*Income Taxes*

The Company files a consolidated income tax return with its Parent and the Parent's subsidiaries. The method of allocation among the subsidiaries is subject to a written agreement, whereby allocation is made primarily on a separate return basis with the current credit for any net operating losses or other items utilized in the consolidated tax return. Accordingly, the amounts reflected in the accompanying statements of financial condition as income taxes receivable and payable actually represent amounts receivable and payable to other subsidiaries of the Parent.

The Company has adopted the accounting guidance for uncertainties in income taxes. The Company recognizes in the financial statements tax positions determined to be "more likely than not" of being sustained upon examination, based on the technical merits of the positions. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authorities, assuming full knowledge of the position and all relevant facts. Interest and penalties on uncertain tax positions are recognized as part of income tax expense. The Company did not identify any uncertainties and therefore has not recorded a liability in the financial statements.

*Use Of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

*Subsequent Events*

The Company has evaluated subsequent events through the report date, which is the date the financial statements were available to be issued.

## Note B - Certificate Of Deposit

The Company held a certificate of deposit of $20,000 during 2009 and 2008 with a bank which is a related party of the Company. The stated rate of interest was 2.22% at December 31, 2008, with a maturity date of December 21, 2009. The Company sold the certificate of deposit during 2009.

During 2008, the Company purchased another certificate of deposit with an unaffiliated bank. The stated interest rate was 1.49% and 2.25% at December 31, 2009 and 2008, respectively, with a maturity date of March 11, 2010.

## Note C - Other Assets

Other assets primarily consist of accrued interest income and prepaid expenses.

## Note D - Income Taxes

Income tax benefit was $4,691 and $2,631 for the years ended December 31, 2009 and 2008, respectively. Income benefit attributable to operations consists of the following for the years ended December 31:

| | Current | Deferred | Total |
|---|---|---|---|
| *2009* | | | |
| Federal | $ 4,005 | $ - | $ 4,005 |
| State | 686 | - | 686 |
| | $ 4,691 | $ - | $ 4,691 |
| *2008* | | | |
| Federal | $ 2,247 | $ - | $ 2,247 |
| State | 384 | - | 384 |
| | $ 2,631 | $ - | $ 2,631 |

The 2006, 2007, 2008, and 2009 tax years are open and subject to examination by the Internal Revenue Service and the Florida Department of Revenue. The Company is not currently under audit by nor has it been contacted by these jurisdictions.

## Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. In December 2002, the Company received approval from the NASD to reduce its required net capital to $5,000. The Company must maintain a minimum net capital equal to or greater than its required net capital.

The net capital amount, the excess net capital, and the percentage of aggregate indebtedness to net capital at December 31, 2009 are as follows:

| | |
|---|---|
| Net capital | $ 26,131 |
| Excess net capital | $ 21,131 |
| Percentage of aggregate indebtedness to net capital | 107% |

# Supplementary Information

**Bankers International Securities, Inc.**
**Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission**
**December 31, 2009**

| | |
|---|---|
| Net Capital | |
| Stockholder's equity qualified for net capital | $ 36,133 |
| Less nonallowable assets | (9,977) |
| Net Capital Before Haircuts On Securities Positions | 26,156 |
| Less haircuts on security positions | |
| Certificates of deposit | (25) |
| Net Capital | $ 26,131 |
| | |
| Aggregate Indebtedness | $ 28,027 |
| | |
| Computation Of Basic Net Capital Requirement | |
| Minimum net capital requirement (6 2/3% of aggregate indebtedness) | $ 1,868 |
| Minimum dollar net capital requirement under Rule 15c3-1(a)(2) | $ 5,000 |
| Excess net capital | $ 21,131 |
| Excess net capital at 1000% | $ 23,328 |
| Excess net capital at 1500% | $ 24,263 |
| Percentage of aggregate indebtedness to net capital | 107% |

Bankers International Securities, Inc. was in compliance with Securities and Exchange Commission Rule 15c3-3 conditions of exemption for the year ended December 31, 2009 pursuant to subparagraph (k)(2)(i).

There were no differences between the computation of net capital under Rule 15c-3-1 included in this audited report and the computations included in the respondent's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2009.

Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

# Report Of Independent Registered Public Accounting Firm On Internal Control

To the Board of Directors and Stockholder
Bankers International Securities, Inc.

In planning and performing our audit of the financial statements of Bankers International Securities, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 • FAX 727/822-4573
www.gsscpa.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the audit committee, the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**Gregory, Sharer & Stuart, P.A.**

Gregory, Sharer + Stuart, P.A.

St. Petersburg, Florida
February 15, 2010

# Bankers International Securities, Inc.

## Financial Statements

## December 31, 2009 And 2008

## Table Of Contents